Exhibit 99.2

Cable and Wireless plc

Following discussions with shareholders, Cable and Wireless plc (“the Company”) has amended the terms of the purchase of shares by the non-executive directors of the Company (as set out on pages 70 and 71 of the 2003 Annual Report and Accounts). The purchase price for the shares will be fixed at 103.5 pence per share being the closing mid market price on 4 June 2003 when the arrangements were put in place rather than the lower of 103.5 pence per share and the closing mid market price on the agreed dates of purchase (4 June 2004, 4 June 2005 and 4 June 2006). The amendment addresses concerns that institutional shareholders had expressed as to the nature and effect of the original arrangements.

On 4 June 2004 the following non-executive directors acquired ordinary shares in the Company at 103.5 pence per share under the amended arrangement:-

Director	Number of Ordinary Shares
Bernard Gray	100,000
Graham Howe	100,000
W Anthony Rice	100,000
Kasper Rorsted	30,000

Each of the above non-executive directors is expected to hold the purchased ordinary shares for a minimum period of three years from the date of purchase and to hold a minimum of 30,000 shares while a Director.

Dr Janet Morgan did not purchase shares under the arrangements as she will retire as a director of the Company at the Annual General Meeting to be held on 22 July 2004.